EXHIBIT 99.2

Hydrogenics Corporation

Third Quarter 2016

Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Audited Consolidated Financial Statements and related notes for the year ended December 31, 2015. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of November 4, 2016, unless otherwise stated.

Additional information about Hydrogenics, including our 2015 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 24 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

Third Quarter 2016 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	7
3	Financial Condition	11
4	Summary of Quarterly Results	12
5	Outlook	12
6	Liquidity	14
7	Capital Resources	17
8	Off-Balance Sheet Arrangements	17
9	Related Party Transactions	17
10	Critical Accounting Estimates	18
11	Changes in Accounting Policies and Recent Accounting Pronouncements	18
12	Disclosure Controls	18
13	Internal Control Over Financial Reporting	19
14	Reconciliation of Non-IFRS Measures	19
15	Risk Factors	20
16	Outstanding Share Data	23
17	Forward-looking Statements	24

Third Quarter 2016 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1       Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

	Three months ended September 30,		2016 vs 2015	Nine months ended September 30,		2016 vs 2015
	2016	2015	% Favourable (Unfavourable)	2016	2015	% Favourable (Unfavourable)
OnSite Generation	$4,240	$7,633	(44%)	$13,661	$15,469	(12%)
Power Systems	2,493	2,011	24%	6,599	9,074	(27%)
Total revenue	6,733	9,644	(30%)	20,260	24,543	(17%)

Gross profit	1,000	2,101	(52%)	4,030	4,296	(6%)
Gross margin %	15%	22%		20%	18%

Selling, general and administrative Expenses	2,365	2,566	8%	7,719	7,724	-
Research and product development expenses	263	1,045	75%	2,831	3,106	9%

Loss from operations	(1,628)	(1,510)	(8%)	(6,520)	(6,534)	-
Net loss	(1,899)	(2,192)	13%	(7,353)	(9,319)	21%
Net loss per share	(0.15)	(0.22)	32%	(0.59)	(0.92)	36%
Cash operating costs[1]	2,560	3,527	27%	10,098	10,509	4%
Adjusted EBITDA[1]	(1,466)	(1,383)	(6%)	(5,818)	(6,037)	4%
Cash used in operating activities	(2,758)	(936)	(195%)	(12,751)	(6,594)	(93%)
Cash and cash equivalents (including restricted cash)	11,175	8,713	28%	11,175	8,713	28%
Total assets	54,953	46,524	18%	54,953	46,524	18%
Total non-current liabilities (excluding deferred revenue)	4,350	11,017	61%	4,350	11,017	61%

 _______________________

1	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

Third Quarter 2016 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

Highlights for the three months ended September 30, 2016 compared to the three months ended September 30, 2015

•	The Company ended the third quarter of 2016 with the highest backlog level in history at $106.2 million, compared to $98.9 million for the same period a year ago. During the third quarter of 2016, the Company received new orders for $8.5 million (2015 - $5.7 million) consisting of $4.9 million (2015 - $3.5 million) for the OnSite Generation business and $3.6 million (2015 - $2.2 million) for the Power Systems business.

•	Revenues decreased by $2.9 million, or 30%, to $6.7 million for the three months ended September 30, 2016 compared to $9.6 million for the third quarter of 2015. The lower sales level was due to fewer orders shipped within the OnSite Generation business, partially offset by an increase of $0.5 million in the Power Systems business segment as a result of increased sales into the mobility market in China. The lower shipments in OnSite Generation reflects the absence of several key projects delivered in Q3 2015, including our electrolysis units to Kurion for the purification of tritiated waste water, as well as a portion of the energy storage, power to gas facility project with E.ON.

	June 30, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2016 backlog
OnSite Generation	$16.0	$4.9	$0.4	$4.2	$17.1
Power Systems	86.9	3.6	1.1	2.5	89.1
Total	$102.9	$8.5	$1.5	$6.7	$106.2

•	Of the above backlog of $106.2 million, we expect to recognize $30.2 million in the following 12 months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders both received and delivered in the balance of 2017.

•	Adjusted EBITDA loss increased $0.1 million to $1.5 million for the three months ended September 30, 2016 from $1.4 million for the same period last year. This increase is due to a decrease in gross profit of $1.1 million, partially offset by a decrease in net research and product development expenses of $0.8 million and a decrease in selling, general and administrative expenses of $0.2 million (excluding compensation indexed to our share price), discussed below.

•	Gross profit decreased to $1.0 million in the current quarter versus $2.1 million in the prior-year period, and gross margin decreased to 15% in 2016 from 22% in the prior period. The decline was principally due to lower margin in the power systems segment resulting from additional costs incurred to support several key projects in Germany.

•	Selling, general and administrative (“SG&A”) expenses for the third quarter of 2016 of $2.4 million were lower by $0.2 million when compared to the prior year quarter. This reduction was the result of reduced general & administrative expenditures of $0.2 million, as well as a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our performance share units (“PSUs”), partially offset by an increase in SG&A related to compensation indexed to our share price of $0.1 million, and an increase in our allowance for doubtful accounts of less than $0.1 million.

•	Net research and product development expenses (“R&D”) were $0.3 million for the three months ended September 30, 2016 compared to $1.0 million in the same period of 2015. The decrease in net research and product development expenses is due to increased funding. Actual spending on research and product development expenses increased $1.8 million, an increase of 131%. R&D funding increased $2.6 million, an increase of 856%. This increase is due primarily to increased spending on the power to gas demonstration project in Denmark, announced in February 2016. The Company has also increased spending on multi-megawatt fuel cell system development.

Third Quarter 2016 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

•	Net loss decreased by $0.3 million to $1.9 million, or $0.15 per share, in the current quarter from $2.2 million, or $0.22 per share, in the prior period. The Company issued shares in the fourth quarter of 2015. The change is primarily due to a decrease in other finance losses of $0.4 million, the increase in adjusted EBITDA loss as noted above, as well as a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in SG&A related to compensation indexed to our share price of $0.1 million.

•	Cash operating costs decreased $1.0 million to $2.6 million for the three months ended September 30, 2016 compared to $3.5 million for the three months ended September 30, 2015, with the decrease in costs due to the decrease in SG&A (excluding compensation indexed to share price), and research and development expenses as noted above.

•	Subsequent to the end of the quarter, the Company entered into a loan agreement with Export Development Canada (“EDC”) for a five year facility of $9,000.

Highlights for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

•	Revenues decreased by $4.2 million or 17% to $20.3 million for the nine months ended September 30, 2016 compared to $24.5 million for the same period of the prior year. The decrease in revenue was due to the lack of a comparable project which occurred in the first three months ended March 31, 2015 - the delivery of a large project to a research organization in Germany. Also contributing to the decrease is the sale of two significant items in the third quarter of 2015 - our electrolysis units to Kurion for the purification of tritiated waste water, as well as a portion of the energy storage, power to gas facility project with E.ON.

•	During the first nine months of 2016, the Company received new orders for $30.5 million (2015 - $65.3 million) consisting of $13.0 million (2015 - $11.9 million) for the OnSite Generation business and $17.5 million (2015 - $53.4million) for the Power Systems business.

	December 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2016 backlog
OnSite Generation	$17.1	$13.0	$0.7	$13.7	$17.1
Power Systems	76.2	17.5	2.0	6.6	89.1
Total	$93.3	$30.5	$2.7	$20.3	$106.2

•	Adjusted EBITDA loss decreased by $0.2 million to $5.8 million for the nine months ended September 30, 2016 from $6.0 million for the same period last year. The decrease is a result of a decrease in net R&D expenses of $0.3 million, a decrease in SG&A expenses of $0.2 million partially offset by a $0.3 million decrease in gross profit.

•	Gross profit has improved to 19.9% of revenue for the nine months ended September 30, 2016, versus 17.5% in the prior-year period, reflecting the 2015 impact of a significant lowers margin German project included in the nine months ended September 30, 2015. This was partially offset by a reduction of overhead absorption of indirect overhead.

•	SG&A expenses for the nine months ended September 30, 2016 of $7.7 million were consistent with the prior-year period. SG&A expenses decreased $0.2 million excluding the impact of costs indexed to our share price, including the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, which increased SG&A by $0.2 million. Included within this decrease is the reversal of an indemnification liability of $0.5 million in 2015 that had been set up associated with an acquisition in 2004. Offsetting this decrease, was an increase in SG&A as a result of an increase in our allowance for doubtful accounts of less than $0.1 million, as well as an increase in headcount and expenses in sales and marketing.

Third Quarter 2016 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

•	Net R&D expenses decreased $0.3 million to $2.8 million for the nine months ended September 30, 2016 compared to $3.1 million for the comparable period in 2015. R&D expenses were $6.7 million for the nine months ended September 30, 2016 compared to $4.7 million in the comparable period of 2015, an increase of $1.9 million. R&D funding was $3.8 million, an increase of $2.3 million from the comparable period of 2015. The increased R&D activity is due to increased spending on the power to gas demonstration project in Denmark, announced in February 2016, as well as increased spending on multi-megawatt fuel cell system development.

•	Net loss for the nine months ended September 30, 2016 improved $1.9 million or $0.33 per share to $7.4 million from a loss of $9.3 million for the same period of the prior year. The change in net loss in the current period reflects a decrease in other finance losses ($2.0 million); the reduction in adjusted EBITDA loss as noted above, as well as a decrease related to the reversal of previously charged compensation expense of $0.2 million relating to our PSUs, partially offset by an increase in SG&A related to compensation indexed to our share price of $0.3 million.

•	Cash operating costs decreased $0.4 million, or 1% to $10.1 million for the nine months ended September 30, 2016 compared to $10.5 million for the nine months ended September 30, 2015, primarily reflecting the changes in SG&A and R&D expenses above.

2       Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20 to 60 normal cubic meters of hydrogen and consume 100 to 300 kilowatt (kW) of electrical energy. Recently we have seen several large scale applications which would consume 10 to 100 megawatts of power, which is 100 to 300 times larger than a typical industrial unit to date. Today several third party studies and internal work by lead customers suggests substantial long term opportunity for “power to gas”, an application for energy conversion and storage. The ongoing commercialization of these applications will coincide with changes to legal and regulatory frameworks in countries that recognize the commercial importance of energy storage as a key factor in energy management and reducing a carbon footprint for electricity generation. In addition to Power-to-Gas, very large scale industrial applications are also appearing such as the de-tritiation of contaminated waste water at nuclear reactor sites.

Our OnSite Generation products also are sold to merchant gas companies and end-users requiring high purity hydrogen for industrial applications. Sales of these products are dependent on new capital expenditures and plant expansions by our customers. We also sell and service products for hydrogen fueling stations for transportation applications.

Third Quarter 2016 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

The worldwide market for hydrogen is estimated at $5 billion annually. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million, although the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30
	2016	2015	% Favourable (Unfavourable)	2016	2015	% Favourable (Unfavourable)
Revenues	$4,240	$7,633	(44%)	$13,661	$15,469	(12%)
Gross profit	811	1,183	(31%)	2,359	2,113	12%
Gross margin %	19%	16%	23%	17%	14%	26%
Selling, general and administrative Expenses	717	665	(8%)	2,233	1,898	(18%)
Research and product development expenses/(funding)	(400)	480	n/a	318	1,381	77%
Segment income (loss)	$494	$38	1,200%	$(192)	$(1,166)	84%

Revenues decreased by $3.4 million or 44% to $4.2 million for the three months ended September 30, 2016 compared to $7.7 million for the same period of 2015 due to the sale of two significant items in the third quarter of 2015 - our electrolysis units to Kurion for the purification of tritiated waste water, as well as a portion of the energy storage, power to gas facility project with E.ON. Orders awarded for the three months ended September 30, 2016 were $4.8 million (September 30, 2015 – $3.5 million). Sales through September 30, 2016 consisted of the sale of electrolyser products to customers in industrial gas markets. Revenues were $13.7 million for the nine months ended September 30, 2016 compared to $15.5 million for the nine months ended September 30, 2015. At September 30, 2016 backlog was $17.0 million (September 30, 2015 - $22.8 million), with $16.4 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin improved in the third quarter of 2016 to 19% compared to 16% in the third quarter of 2015. This increase reflects improved direct margins due to product mix, partially offset by lower absorption of indirect overhead costs as a result of the decrease in revenue.

SG&A Expenses were higher at $0.7 million and $2.2 million for the three and nine months ended September 30, 2016 compared to $0.7 million and $1.9 million for the same periods of the previous year primarily as a result of an increase in headcount and expenses in sales and marketing.

R&D Expenses were ($0.4) million and $0.3 million during the third quarter and nine months ended September 30, 2016 and $0.5 million and $1.4 million for the three and nine months ended September 30, 2015. The increased R&D activity is due to increased spending and funding on the power to gas demonstration project in Denmark, announced in February 2016.

Segment Income (Loss) increased $0.5 million to income of $0.5 million for the three months ended September 30, 2016 compared to income of less than $0.1 million for the same period of the prior year largely due to the decrease in net R&D expenses in the current period. Segment loss was $0.2 million for the nine months ended September 30, 2016 compared to loss of $1.2 million for the same period of the prior year largely due to the decrease in net R&D expenses.

Third Quarter 2016 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from three kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications, motive power applications, such as trains, buses, trucks and utility vehicles and backup power applications. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power and mobility markets) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30,
	2016	2015	% Favourable (Unfavourable)	2016	2015	% Favourable (Unfavourable)
Revenues	$2,493	$2,011	24%	$6,599	$9,074	(27%)
Gross profit	189	918	(79%)	1,671	2,183	(23%)
Gross margin %	8%	46%	(83%)	25%	24%	5%
Selling, general and administrative expenses	859	987	13%	3,038	2,882	(5%)
Research and product development expenses	643	558	(15%)	2,382	1,699	(40%)
Segment loss	$(1,313)	$(627)	(109%)	$(3,749)	$(2,398)	(56%)

Revenues increased $0.5 million or 24% to $2.5 million for the three months ended September 30, 2016 compared to $2.0 million for three months ended September 30, 2015. Revenue decreased $2.5 million for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The current quarter increased as a result of increased sales into the mobility market in China. The decrease in the nine months ended September 30, 2016, is partly due to the lack of a comparable project which occurred in the first three months ended March 31, 2015 - the delivery of a large project to a research organization in Germany, as well as the timing of revenue related to long term projects. Orders awarded for the three months ended September 30, 2016 were $3.6 million (September 30, 2015 - $2.2 million). At September 30, 2016, backlog was $89.1 million (September 30, 2015 - $76.1million) of confirmed orders for Power Systems’ products and services, with $18.5 million of this backlog expected to be recognized as revenue in the next 12 months.

Gross Margin improved to 25% from 24% for the nine months ended September 30, 2016, with the improvement in the current period due to product mix with a larger percentage of higher margin engineering services in the current year and the impact of the lower margin German project in the prior period. In the current quarter, gross margin has declined from 46% to 8% due to additional costs incurred to support several key projects in Europe. We expect margins to return to normal historical levels in future quarters.

SG&A Expenses decreased $0.1 million for the three months ended September 30, 2016 as compared to the prior period. For the nine months ended September 30, 2016, SG&A expenses increased $0.2 million as compared to the prior period. This increase is related to increased sales and marketing activity, including personnel and communication costs.

Third Quarter 2016 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

R&D Expenses were $0.6 million and $2.4 million during the three and nine months ended September 30, 2016 an increase of $0.1 million and $0.7 million respectively, from the three and nine months ended September 30, 2015. This 40% increase during the nine months of 2016 from the prior period represents increased spending on R&D, primarily surrounding multi-megawatt fuel cell system development and mobility applications.

Segment loss was $1.3 million and $3.7 million for the three and nine months ended September 30, 2016 compared to $0.6 million and $2.4 million for the three and nine months ended September 30, 2015, primarily due to the decline in gross margin and increased R&D spending.

Corporate and Other

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30
	2016	2015	% Favourable (Unfavourable)	2016	2015	% Favourable (Unfavourable)
Selling, general and administrative expenses	$789	$914	14%	$2,448	$2,944	17%
Research and product development expenses	20	7	(186%)	131	26	(404%)
Interest expense	(439)	(446)	2%	(1,310)	(942)	(39)
Foreign exchange gains (losses) net	139	217	(36%)	(39)	(381)	90%
Gain (loss) on joint venture	(78)	(127)	39%	(26)	(86)	70%
Net other finance gain (losses)	107	(326)	n/a	542	(1,376)	n/a
Total	$(1,080)	$(1,603)	33%	$(3,412)	$(5,755)	41%

SG&A Expenses decreased by less than $0.1 million or 14% to $0.8 million for the three months ended September 30, 2016 compared to $0.9 million for the three months ended September 30, 2015. SG&A expenses decreased by $0.5 million or 17% for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 primarily due to the reversal of an indemnification liability of $0.5 million that had been set up associated with an acquisition in 2004.

R&D Expenses were $0.1 million for the three and nine months ended September 30, 2016. The increase of $0.1 million reflects the increased legal and related costs of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased by $0.4 million to a gain of $0.1 million for the three months ended September 30, 2016 compared to September 30, 2015. Net other finance gain (losses) increased by $1.9 million from a loss of $1.4 million for the nine months ended September 30, 2015 to a gain of $0.5 million for the nine months ended September 30, 2016. The increase is due to the fair value adjustments (gain) relating to outstanding warrants ($0.5 million) in the nine months ended September 30, 2016 whereas the nine months ended September 30, 2015 included an amount in other finance loss due to the initial issuance of warrants ($0.9 million). The nine months ended September 30, 2015 also included a fair market value adjustment loss of $0.5 million on unsettled foreign exchange contracts.

Interest expense remained consistent for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. Interest expense increased by $0.4 million for the nine months ended September 30, 2016 compared to $0.9 million for the nine months ended September 30, 2015. The increase is primarily due to interest expense on the institutional long-term debt entered into in 2015.

Third Quarter 2016 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

3       Financial Condition

	September 30	December 31	Increase/(decrease)
	2016	2015	$	%
Cash, cash equivalents, restricted cash and short-term investments	$11,175	$24,901	$(13,726)	(55%)
Trade and other receivables	13,571	10,419	3,152	30%
Inventories	18,900	14,270	4,630	32%
Operating borrowings	2,248	1,086	1,162	107%
Trade and other payables	11,353	7,776	3,577	46%
Financial liabilities	8,710	9,034	(324)	(4%)
Warranty provisions (current and non-current)	2,621	3,193	(572)	(18%)
Deferred revenue (current and non-current)	12,931	14,910	(1,979)	(13%)
Other non-current liabilities	$3,495	$3,121	$374	12%

Cash, cash equivalents, restricted cash and short-term investments were $11.2 million, a decrease of $13.7 million or 55%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $13.6 million, an increase of $3.2 million or 30% due to timing of billing of receivables in the period, as well as the revaluation of euro receivables at current rates increasing accounts receivable by approximately $0.1 million.

Inventories were $18.9 million compared to $14.3 million, an increase of 32%. Excluding the foreign exchange impact as a result of the strengthening value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories increased approximately $4.0 million as a result of expected product deliveries during the subsequent three to six months, as well as utilized in upcoming R&D activities.

Trade and other payables were $11.4 million, an increase of $3.6 million compared to $7.8 million at the end of December 31, 2015, primarily due to timing, as seen above in the increase in inventories, partially offset by the impact of the strengthening value of the euro and Canadian dollar relative to the US dollar.

Financial liabilities were $8.5 million, a decrease of $0.5 million. The decrease is due to (i) the fair value adjustments relating to outstanding warrants totaling $0.5 million, as well as (ii) a decrease in the repayable government contributions of $0.1 million due to repayments. This is partially offset by an increase in the current portion of long term debt as a result of the accretion of transaction costs.

Warranty provisions were $2.6 million, a decrease of $0.6 million from $3.2 million at December 31, 2015. The decrease is due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $12.9 million, a decrease of $2.0 million or 13%. This decrease reflects the timing of customer deposits received on order bookings as at September 30, 2016 as well as the impact of the strengthening value of the euro relative to the US dollar.

Other non-current liabilities were $3.5 million at September 30, 2016, an increase of $0.4 million or 12%, due primarily to interest accretion on the long-term debt with the Province of Ontario of $0.2 million, as well as the impact of the strengthening value of the Canadian dollar relative to the US dollar. Subsequent to the end of the quarter, the Company entered into a loan agreement with Export Development Canada (“EDC”) for a five year facility of $9,000.

Third Quarter 2016 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

4       Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended September 30, 2016.

	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4
Revenues	$6,733	$9,198	$4,329	$11,321	$9,644	$7,368	$7,531	$15,673
Gross profit	1,000	1,819	1,211	1,675	2,101	1,042	1,153	2,989
Gross margin %	15%	20%	28%	15%	22%	14%	15%	19%
Adjusted EBITDA[1]	(1,466)	(2,463)	(1,889)	(1,838)	(1,382)	(2,342)	(2,313)	160
Net (Loss) income	(1,899)	(3,092)	(2,362)	(2,122)	(2,192)	(3,701)	(3,427)	612
Net (Loss) income per share - (basic and fully diluted)	$(0.15)	$(0.25)	$(0.19)	$(0.20)	$(0.22)	$(0.37)	$(0.34)	$0.06
Weighted average common shares outstanding	12,544,960	12,541,080	12,540,757	10,518,178	10,092,375	10,091,498	10,090,481	10,089,891

1.       Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

5       Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. We continue to leverage the milestones and reference sites established in 2015 and prior years to gain additional traction in the following target markets and applications:

Energy Storage – Last year, we commissioned our second Power-to-Gas facility with E.ON. This milestone firmly establishes the commercial scale building block for many multi megawatts facilities in the future. Currently we have a pipeline of approximately 70 megawatts of qualified leads worth in excess of $70 million. Conversion of these qualified leads into sales orders is dependent on completion of competitive process, funding, and policy evolution in the European Union. We are now constructing our two megawatt power to gas project in the Greater Toronto Area in partnership with Enbridge. When complete in the first quarter of 2017, this will become our first North American reference site for Power-to-Gas.

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust in this area. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Motive Power - Another milestone achieved in 2015 which impacts our outlook for the balance of 2016 and onward is the Company’s largest commercial order for commuter train propulsion systems with Alstom Transport at €50 million. This order highlights the commercial maturity and strong competitive positioning of our fuel cell technology. The final prototype units will be delivered to Alstom over the next few months and it is expected that commercial production will begin in late 2017. Also, in the third quarter, Alstom Transport highlighted the hydrogen power train at the Innotrans rail show in Berlin which generated additional interest on the part of end customers.

In China, our efforts in securing key relationships with integrators (those companies that take our fuel cell and incorporate it into buses and other vehicles provided by original equipment manufacturers) in this market have now borne fruit with ongoing sales growth in 2016. Our backlog and sales pipeline is strong in this area with further orders expected in future quarters. We also anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

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Hydrogenics Corporation

Stationary Power - The delivery and successful commissioning and commercial operation in Q4 of 2015 of a one megawatt stationary fuel cell power plant in South Korea with our partner Kolon opens opportunities for future growth in stationary power applications in Korea as the success of the pilot plant provides the potential opportunity to scale into multiple multi-megawatt installations throughout South Korea. We are currently in ongoing discussions with Kolon and power plant operators and expect further announcements in due course.

Hydrogen Fueling – The movement to hydrogen powered buses, trains, trucks and automobiles has created demand for fueling infrastructure in the markets where these vehicles are being launched (principally Europe, China, Japan, Korea & California). We have been involved with the construction of over 50 fueling stations globally and see increased demand for hydrogen fueling, especially when it can be linked to electrolyzed hydrogen coming from electricity that is generated from renewable sources such as wind and solar energy thus reducing the carbon footprint of the production of hydrogen.

Outlook Summary

The timing and full realization of these four opportunities above cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and strengthen our consolidated financial position. While we may see volatility in our costs over the short-term, our expectations for the long-term are that our trend of improved cost efficiency will continue. At September 30, 2016, our order backlog was $106.2 million (December 31, 2015 - $93.3 million) spread across numerous geographical regions, of which $30.2 million is expected to be recorded as revenue in the next 12 months.

As a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2017 or beyond.

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Hydrogenics Corporation

6       Liquidity

Cash Used in Operating Activities

	Three months ended September 30			Nine months ended September 30
	2016	2015	$ Change	2016	2015	$ Change
Net loss	$(1,899)	$(2,192)	$293	$(7,353)	$(9,319)	$1,966
(Increase) decrease in restricted cash	364	118	246	371	2,065	(1,694)
Changes in non-cash working capital	(1,545)	326	(1,871)	(6,947)	(1,575)	(5,372)
Other items not affecting cash	322	812	(490)	1,178	2,235	(1,057)
Cash used in operating activities	$(2,758)	$(936)	$(1,822)	$(12,751)	$(6,594)	$(6,157)

Cash used in operating activities during the third quarter of 2016 increased by $1.8 million to $2.8 million compared to $0.9 million used in the third quarter of 2015, as a result of the decrease in net loss adjusted for restricted cash & non-cash items as discussed below.

Restricted cash increased by $0.2 million as a result of greater funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

Non-cash working capital increased $1.9 million in the three months ended September 30, 2016 compared to the same period of the prior year as a result of increased inventories in the current quarter due to expected product deliveries and R&D spending during the subsequent periods.

Much of the change in non-cash working capital relates to increases in inventory levels in anticipation of future revenue associated with the shipment of this inventory.  We expect that inventory levels should normalize in future quarters as goods are shipped and the associated revenue is realized.

Cash Used in Investing Activities

	Three months ended September 30			Nine months ended September 30
	2016	2015	$ Change	2016	2015	$ Change
Purchases of property plant and equipment	$(1,275)	$(674)	$(601)	$(2,178)	$(1,553)	$(625)
Receipt of government funding	175	-	175	390	118	272
Purchase of intangibles	-	-	-	(47)	(81)	34
Cash used in investing activities	$(1,100)	$(674)	$(426)	$(1,835)	$(1,516)	$(319)

Cash used in investing activities during the three months ended September 30, 2016 was $1.1 million compared to $0.7 million for the three months ended September 30, 2015. The increase is a result of increased capital expenditures in the period relating to the development of the previously announced 2 megawatt power to gas project which will be operational in 2017, which Hydrogenics is partnered with Enbridge Inc. to develop.

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Hydrogenics Corporation

Cash Provided By Financing Activities

	Three months ended September 30			Nine months ended September 30
	2016	2015	$ Change	2016	2015	$ Change
Repayment of repayable government contributions	$(55)	$(52)	$(3)	$(163)	$(162)	$(1)
Proceeds of borrowings	-	-	-	-	6,866	(6,866)
Proceeds of operating borrowings	2,248	2,240	8	2,248	6,062	(3,814)
Repayment of operating borrowings	-	(1,658)	1,658	(1,077)	(3,809)	2,732
Common shares issued on stock options exercised	-	-	-	-	9	(9)
Cash provided by financing activities	$2,193	$530	$1,663	$1,008	$8,966	$7,958

Cash provided by financing activities for the three months ended September 30 2016 increased by $1.7 million. In the third quarter of the prior year, the Company had a repayment of operating borrowings whereas in the third quarter of the current year the Company had operating borrowings outstanding at the end of the quarter, which we intend to repay on the maturity date of November 7, 2016. In the nine months ended September 30, 2015, the Company had entered into a loan agreement with a syndicate of lenders for a $7.5 million loan, with net proceeds of $6.9 million resulting in cash provided by financing activities to decrease by $8.0 million from 2015 as compared to the nine months ended September 30, 2016.

As discussed below in Credit and Loan Facilities, subsequent to September 30, 2016, the Company entered into a loan agreement with Export Development Canada (“EDC”) for a five year facility of $9.0 million.

We anticipate using between $14.0 million and $16.0 million in 2016 to fund operations, non-cash working capital requirements and capital expenditures. These estimates are based on our actual results for the nine months ended September 30, 2016 and our outlook for the three months ending December 31, 2016 and are dependent on the receipt of certain deposits and other working capital assumptions. In the event we are successful in securing additional orders in excess of our base case revenue outlook, our cash requirements would increase in order to support working capital requirements. Our standard practice is to require deposits at the time of the order to offset the demand on our working capital.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$12,545	$7,672	$2,046	$1,917	$910
Operating borrowings	2,248	2,248
Operating leases	3,176	983	1,361	820	12
Purchase obligations	8,042	8,016	26	-	-
Repayable government contributions	207	207	-	-	-
Total contractual obligations[2,3]	$26,218	$19,126	$3,433	$2,737	$922

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $646 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3.	The table excludes the warrant liability of $230 included in our financial liabilities.

Third Quarter 2016 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

Credit and Loan Facilities

At September 30, 2016, we had a Belgian joint credit and operating line facility of €7 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution; and may also borrow up to €1.3 million for general business purposes, provided sufficient limit exists under the overall facility limit. Of this, €3.5 million or approximately $3.9 million was drawn as standby letters of credit and bank guarantees and €2.0 million or approximately $2.2 million was drawn as an operating line. At September 30, 2016, we had availability of €1.5 million or approximately $1.7 million (December 31, 2015 - $2.4 million) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower. The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level.

At September 30, 2016 we also had a Canadian credit facility for use only as letters of credit and bank guarantees of C$3.1 million (US dollars - $2.4 million). At September 30, 2016, $nil was drawn as standby letters of credit and bank guarantees. At September 30, 2016, we had $2.4 million (December 31, 2015 - $2.3 million) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require annual repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement, which was November 30, 2011. There is no availability remaining under this facility at September 30, 2016.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at September 30, 2016.

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7.5 million. The amortized cost of this loan at September 30, 2016 was $7.5 million. The loan charges interest at an annual rate of 11%. The maturity date of this loan is November 7, 2016.

As discussed in Note 21 of our condensed consolidated interim financial statements for the three months ended September 30, 2016, subsequent to September 30, 2016, the Company entered into a loan agreement with Export Development Canada (“EDC”) for a five year facility of $9.0 million. The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) thresholds are met. The loan is secured by a second charge over the assets of the Company. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $0.3 million and sixteen quarterly repayments of $0.5 million. There is a prepayment option to prepay a portion of, or the entire loan at any time, subsequent to March 31, 2017. As consideration for providing the loan facility, EDC will be granted 200,575 share purchase warrants. Each warrant will be exercisable for one common share of Hydrogenics at an exercise price of US$6.85 per common share. The exercise price of the warrants is subject to adjustment for dilutive events, with the adjusted exercise price to not be lower than the market price on the date of issue. The warrants will be transferrable and expire five years from the date of closing of November 4, 2016.

Third Quarter 2016 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

7    Capital Resources

We consider our capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	September 30, 2016	December 31, 2015
Shareholders’ equity	$13,595	$20,248
Operating borrowings	2,248	1,086
Long term debt (including current portion) and repayable government contributions	11,030	10,326
Total	26,873	31,660
Less cash and cash equivalents and restricted cash	11,175	24,901
Capital Employed	$15,698	$6,759

The Company’s financial objective when managing capital is to make sure that we have the cash, debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and make adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8       Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

9       Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During the three and nine months ended September 30, 2016, Hydrogenics made purchases of $0.1 million and $0.3 million, respectively, (three and nine months ended September 30, 2015 – less than $0.1 million) from this related company. At September 30, 2016, the Company had an accounts payable balance due to this related party of $0.1 million (2015 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

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Hydrogenics Corporation

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three and nine months ended September 30, 2016, the Company had sales to the joint venture of $0.2 million (2015 - $nil), and at the end of September 30, 2016 the Company had a receivable of $0.5 million (2015 - $0.9 million) owing from the joint venture in accrued accounts receivable.

10       Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 4 of the Company’s 2015 annual audited consolidated financial statements.

11       Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2016 are disclosed in Note 2 of our condensed consolidated interim financial statements for the three months ended September 30, 2016.

12       Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our CEO (“Chief Executive Officer”) and CFO (“Chief Financial Officer”), respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2016.

Third Quarter 2016 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

13       Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting at September 30, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at September 30, 2016, the Corporation’s internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation’s internal control over financial reporting at September 30, 2016.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

14       Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options, equity settled restricted share units (“RSUs”) and cash settled deferred share units (“DSUs”), which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

Third Quarter 2016 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended September 30		Nine months ended September 30,
	2016	2015	2016	2015
Net loss	$(1,899)	$(2,192)	$(7,353)	$(9,319)
Finance loss (income)	271	682	833	2,785
Depreciation of property, plant and equipment and intangible assets	192	138	548	448
Compensation indexed to share price	6	(174)	(100)	(408)
Stock-based compensation expense	(36)	163	254	457
Adjusted EBITDA	$(1,466)	$(1,383)	$(5,818)	$(6,037)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of SG&A and R&D expenses:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Selling, general and administrative expenses	$2,365	$2,566	$7,719	$7,724
Research and product development expenses	263	1,045	2,831	3,106
Total operating costs	$2,628	$3,611	$10,550	$10,830
Less: Depreciation of property, plant and equipment and intangible assets	(98)	(95)	(298)	(272)
Less: Compensation indexed to share price	(6)	174	100	408
Less: Stock-based compensation expense	36	(163)	(254)	(457)
Cash operating costs	$2,560	$3,527	$10,098	$10,509

15        Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov/edgar.shtml).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

Third Quarter 2016 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Third Quarter 2016 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

Operating

•	We may not be able to implement our business strategy and the price of our common shares may decline.
•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
•	Our insurance may not be sufficient.
•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Third Quarter 2016 Management’s Discussion and Analysis	Page 22

Hydrogenics Corporation

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

16       Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,544,960 common shares outstanding at September 30, 2016.

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1	12,540,757	$365,824	10,090,325	$348,259
Issuance of common shares on vesting of performance share units	4,203	98
Stock options exercised	-	-	2,050	16
At September 30,	12,544,960	$365,922	10,092,375	$348,275

At September 30, 2016, there were 629,040 stock options, 195,569 PSUs, and 52,483 RSUs outstanding to purchase or vest into our common shares. If these securities are exercised, our shareholders could incur dilution.

Third Quarter 2016 Management’s Discussion and Analysis	Page 23

Hydrogenics Corporation

17       Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2016 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Third Quarter 2016 Management’s Discussion and Analysis	Page 24